Filed by Redback Networks Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 13e-4

of the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Commission File No.: 000-25853

Transcript of Redback Networks Conference Call on Monday, July 7, 2003, 7:00 a.m. PDT

This filing relates to Redback Networks Inc.’s proposed recapitalization transaction involving, among other things, a proposed offer by Redback Networks Inc. (“Redback”) to exchange all of its outstanding 5% Convertible Subordinated Notes due 2007 (“Notes”) for shares of its common stock.

Where You Can Find Additional Information.

Investors and security holders are urged to read the following documents to be filed with the Securities and Exchange Commission (“SEC”), as amended from time to time, when they become available, because they will contain important information. In connection with the proposed recapitalization transaction, Redback will file with the SEC: (1) with respect to the exchange offer for Redback’s Notes and related transactions, a prospectus and registration statement on Form S-4, a tender offer statement on Schedule TO and other required documents, (2) with respect to stockholder approval of certain matters regarding the recapitalization transaction and the proposed issuance of warrants to purchase common stock, a proxy statement, a prospectus and registration statement and other required documents, and (3) other documents concerning the proposed recapitalization transaction. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.

Redback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redback with respect to the transactions contemplated by the exchange offer. Information about the directors and officers of Redback is included in Redback’s Annual Report on Form 10-K filed with the SEC on March 31, 2003 and in Redback’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on March 31, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov and from Redback by directing your request to investor_relations@redback.com.

Any reference to the registered exchange offer, the proposed warrant issuance and any other related transaction contained herein shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities of Redback.

Forward Looking Statements.

The statements contained herein that are not purely historical are forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect Redback’s actual future results. In particular, while Redback has announced a proposed recapitalization transaction, there is no assurance it will complete the transactions contemplated by the recapitalization. If holders of Notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the transaction will be terminated. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback, including but not limited to the anticipated effects of the recapitalization transaction on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback with the SEC, specifically the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

* * *

REDBACK NETWORKS

Moderator: Thomas Cronan

July 7, 2003

7:00 a.m. PDT

Operator:

Good morning, ladies and gentlemen. Welcome to the Redback Networks conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. I will now turn the call over to Mr. Thomas Cronan, Senior Vice President, Finance and Administration and Chief Financial Officer for Redback Networks. Mr. Cronan, you may begin.

Thomas Cronan:

Thank you, Roy. Good morning and thank you all for joining us. I’m Tom Cronan, Chief Financial Officer at Redback Networks and with me today is Kevin DeNuccio, President and CEO. I am pleased to report that Redback has accomplished another major milestone in creating long-term stability for our company. This morning we announced that we have reached an agreement with our noteholders that provides for the exchange of $467 million in outstanding debt for shares of our common stock. In a few moments, I will turn the conference call over to Kevin who will describe today’s restructuring news in greater detail, but before doing so I would like to provide you with some information.

The press release announcing our restructuring was distributed over business wire at 5 a.m. this morning. It is also available on “First Call” and on the Investor Relations Center of our website, which you can find at www.redback.com. Once

Kevin has finished providing you with the details on the restructuring, we plan to open the call up for your questions.

I must also remind you that the matters we will discuss today that are not purely historical are forward-looking statements. These statements include, among others, those regarding the effects of the proposed restructuring, such as its effect on our debt and expenses and our expected financial stability. These statements are subject to the risks and uncertainties that could cause actual results to different materially from those contained in these forward-looking statements. In particular, while Redback has announced a proposed debt restructuring, there is no assurance it will complete the transactions contemplated by the restructuring. If the holders of the convertible notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the transaction will be terminated. Additional risks and uncertainties relating to Redback’s business that could materially or adversely affect the actual results of Redback are set forth in documents that we file with the SEC, specifically our most recent reports on Form 10-K, Form 10-Q, Form 8-K, and the other reports filed from time to time. Redback assumes no obligation to update any forward-looking statements.

I would now like to pass the conference call to Kevin DeNuccio, Redback’s President and Chief Executive Officer.

Kevin DeNuccio:

Thanks, Tom. Good morning, everyone, and thank you for calling in today. As Tom mentioned, Redback has entered into a Lock-up Agreement with a committee of our noteholders that provides for the exchange of $467 million in outstanding debt for common equity, thus restructuring our balance sheet. Before I begin to dive into the financial terms of the deal, I’d like to talk to you about three points. Number one: the factors that led to the decision to restructure our debt; our efforts over the past 12 months to resize and rebuild the business; and

the goals of the restructuring, and why we believe this is a positive move for the company, our noteholders, stockholders, employees and our customers.

Over the past two years, as you are well aware, market conditions have dramatically changed. The telecommunications sector in particular has been hit the hardest, with one of the steepest economic contractions in business history, with capital spending falling by over $100 billion in the past 24 months. These harsh new realities have caused Redback to become burdened by interest payments on its notes and excess real estate payments on building leases, which are not sustainable with even our most optimistic revenue and expense outlook. This challenging environment continues to impede our progress. Last Thursday we announced Q2 revenue guidance of approximately $22 million, falling short of Wall Street estimates.

In response to these factors, the Board of Directors, the management team and I have engaged in a significant operational resizing of our business and have been working on a solution to eliminate our debt for many months now. I’d like to point out some of the milestones we’ve achieved over the past year as we have realigned our company.

First, we have assembled a seasoned management team to execute on our long-term vision to strengthen the operations and financial model of the company by dramatically reducing our operational costs and improving our efficiency. By scaling down the size and expense structure of our business, we believe that our expenses are now more aligned with our current revenue outlook.

We dedicated resources to make significant improvements in product quality, stability and reliability. Throughout the restructuring process we’ve consistently demonstrated to customers around the world that Redback can deliver IP products that are as reliable, scalable, and innovative as anyone in the market today.

We refocused our research and development teams exclusively on developing innovative products for the next generation of broadband and IP networks. We have significantly enhanced our market leading SMS products that are installed in 500 carriers in 50 countries and are the primary aggregation routing technology in eight of the top ten DSL networks worldwide. Additionally, we have launched our exciting and promising new SmartEdge routers and Service Gateway products, which have gained significant early market momentum with over 30 new customer wins.

We revamped our supply channel and decreased manufacturing related costs resulting in dramatic improvements in our product and gross margins.

The end result of this operational restructuring will be a company with a more balanced financial model with the ability to invest in and grow its leadership in our target markets.

Now our goals for the restructuring. While the significant improvements we have made and the actions we have taken have been necessary and essential for us to remain viable and grow, they are by themselves insufficient to ensure the long-term success of Redback.

Our primary goal has always been to ensure the protection of all Redback stakeholders. To do so, we are required to make the strategic move to restructure the debt and recapitalize the company. By restructuring, we not only can substantially eliminate the debt but the associated interest payments.

This restructuring also reduces the number of distractions associated with carrying such heavy debt. In discussions with customers, our competitors have primarily focused on our balance sheet issues, as they have had difficulty competing with the strength of our technology. The restructuring will greatly reduce any viability issues that may exist and sends a strong message that Redback’s balance sheet is now as impressive as its market opportunity. We can now move forward and regain the industry’s confidence in our company, the management team and our technology.

We firmly believe that the financial stability we expect this restructuring to provide will greatly improve our ability to position us to be a leader in the rapidly growing market for next generation broadband and IP networks.

Now that you have some context around why we are restructuring let me describe the terms of the deal. In summary:

Our outstanding notes will be exchanged for common stock. If all the noteholders participate, a total of $467 million in notes are expected to be exchanged.

If all the notes are exchanged, noteholders will receive approximately 95% of the issued and outstanding common stock immediately following completion of the recapitalization.

Existing common stockholders will initially retain approximately 5% of the issued and outstanding common stock of the company.

Existing common stockholders will also receive the right to increase their ownership by approximately an additional 10% of the company’s outstanding common stock through the issuance of two sets of seven-year warrants. One warrant is for up to approximately 5% of the issued and outstanding common stock at an exercise price based on a company enterprise value of $250 million. The second warrant is for up to approximately an additional 5% of the issued and outstanding common stock at an exercise price based on a company enterprise value of $500 million.

We plan to complete the entire transaction by conducting an exchange offer to the noteholders and by mailing proxy materials to our common stockholders.

Completion of this transaction requires us to meet three main conditions: a minimum tender of 98% of the outstanding principal amount of the notes; approval from all existing stockholders; and finally, regulatory approval.

All in all, by accepting this deal, noteholders will receive common equity and can now participate in the upside of the company as we grow and regain our market leadership. These noteholders have given us a strong vote of confidence by agreeing to take common equity in return for the elimination of our debt obligations.

Stockholders will no longer have $467 million in debt senior to their interest, and take a long-term view of the company, and once again begin to grow long-term value in our equity.

For employees, we believe that Redback now becomes a significantly more attractive employer, with the ability to retain and attract the top IP networking talents in the industry.

And finally, our customers can invest and rely on Redback and our technology with confidence that we’re going to be a strong, financially stable supplier in the industry.

We are confident that this restructuring is the right step for all Redback stakeholders and can be completed expeditiously. Over the next few weeks, we will be filing the tender offer documents for the outstanding notes and the proxy materials to be mailed to the shareholders with the SEC. Subject to review and approval by the SEC, we are targeting to complete the transaction within the third quarter of this year.

In closing, today, with the announcement of our success in reaching an agreement to substantially eliminate our debt with our noteholders, we are reaching completion in our path to long-term stability, survivability and growth. We continue to hold a significant position in the marketplace and consistently rank as one of the top three providers in the $3 billion market for IP network infrastructure, with the leadership position in broadband aggregation. This announcement enables us to grow and thrive in the burgeoning market for next generation broadband networks. I am very excited about this milestone, what it means to all of our stakeholders and the opportunity that lies ahead. Thank you and we will now open the call for your questions. Roy? Roy, can we have you open the call for questions?

Operator:

Thank you. We will now begin the question and answer session. If you have a question, you’ll need to push a “one” on your touchtone phone. You’ll hear acknowledgement you’ve been placed in queue. If your question has been answered and you wish to be removed from the queue please press the pound sign. Your questions will be queued in the order they are received.

Once again, if there are any questions please press the “one” on your touchtone phone. One moment please while participants queue up their questions. We have a question from Andrew Cray from Imperial Capital.

Andrew Cray:	Hey, guys. Congratulations on getting a deal done.

Thomas Cronan:	Thanks.

Andrew Cray:	I’m sure it wasn’t an easy process. Just a couple of quick questions then. Where do you think cash will be at the end of the second quarter, or where was it at the end of the second quarter?

Thomas Cronan:	We think cash will be about $69 million at the end of the second quarter.

Andrew Cray:

Okay and then just on the revenue shortfall that you had, you know it seems like you implied that a lot of that – some of that was due to delayed testing cycles, some was due to slow implementations of the new service delivery platforms, I guess the SmartEdge, and some was due to travel restrictions in Asia. How much was about – you know was attributable to each of those?

Kevin DeNuccio:

Yeah, this is Kevin. I don’t want to really break down the revenue to that level of detail. We’ll cover a lot more of that on the conference call when we announce earnings, but I think – we saw real strength in Europe. We’re definitely slowed down and got very back ended in Asia because of SARS and the travel restrictions that were pretty significant over there for us, particularly with some of our large customers over there. And in general, I think in the U.S., we saw a weakness on some large deals that were not lost but that got delayed into Q3.

Andrew Cray:	Okay. Do you think some of the customers are waiting for this recapitalization before agreeing to purchase new products or – is that part of the issue or.

Kevin DeNuccio:	No, there’s absolutely no doubt that there’s a lot of customers that are waiting to make sure that this transaction was announced and completed.

Andrew Cray:	Do you get the feeling there will be a little bit of a spike in revenues just shortly after this as people wrap up – you know they get a little more comfortable and they start to sign contracts?

Kevin DeNuccio:

Well, I think – for the first time we didn’t give guidance coming into Q2 because as a management team and talking to our customers we’re confident about the long-term success that we can have with them. In any given quarter given the revenue levels that we’re at and the size of the orders that we get from customers because our customers are so big – the nature of our business is very lumpy. So we feel good about the long-term flow of revenue that will come from the customer set that we have, but in any given quarter just as we experienced in Q2, we can be off a little from what Wall Street’s expectations are.

Andrew Cray:

Sure, sure. Hey, the $69 million in cash you said – that’s probably a little less then I would have thought. I would have thought it would have been around $80 million. Do you know – you know could you give any indication as to why it was a little more then I think some people may have expected?

Thomas Cronan:

Yeah, I think we were projecting it to be in the mid-$70s. Primarily it was DSOs – a change in DSOs they increased from the mid-30s to the mid-40s. We didn’t get the collections within the quarter. The linearity of the shipments even for the backlog was a lot more back-end loaded then we had planned.

Andrew Cray:	Okay, and do you think any of that was used to distractions on the recap or anything else or is it mostly operational?

Thomas Cronan:	It’s mostly operational. There were some parts that we didn’t have in stock for some of the backlog orders that caused the shipments to be a little later then we would have wanted them to be.

Andrew Cray:

Okay. Do you have – and then do you have any new product enhancements planned for the next couple of months now? You’ve got this under your belt early so once you’ve got it under your belt, do you have any new plans to enhance the SMS or you know make any improvements to the SmartEdge or any other products?

Kevin DeNuccio:

Yes, we made some very significant announcements at SUPERCOMM that just passed, broadening the portfolio. We think that based on the way our R&D teams and product management teams have put together we have a string of new announcements coming product wise on both the SMS and the SmartEdge family.

Andrew Cray:	Okay, and then just on the recap. Just – what is your sort of confidence level on getting obviously other stakeholders to approve this?

Thomas Cronan:

We feel very confident having gotten two-thirds signed up to date. We think we will be able to get the rest of the bondholders to tender. We think it’s in the best interest of the company, and therefore we’ll get the shareholders to agree to the deal as well.

Andrew Cray:	Okay and how many shareholders need to agree?

Thomas Cronan:	We need to get a majority of the shareholders who either show up for the meeting or send in their proxy to vote in favor.

Andrew Cray:	So what’s the date when this is going to happen? I mean I know you said the third quarter but is there a specific deadline or a specific date we should look for?

Thomas Cronan:	So the process is to get the documents filed with the SEC as quickly as possible. The reason we can’t give you an absolute date on the tender offer or the proxy is because we are subject to SEC approval in this process. So once we get SEC approval, we’ll mail out the tender offer documents and the proxy documents, and then we’ll do it as expeditiously as possible. Our target date is to complete this transaction by the end of September.

Andrew Cray:	Okay. Well, good luck with it. Thanks.

Thomas Cronan:	Thank you very much.

Operator:	Our next question comes from Rich Church with Wachovia Securities.

Rich Church:	Thanks, guys. Tom, the cash – the $69 million, is that unrestricted?

Thomas Cronan:	No – that’s a combination of both our restricted and unrestricted cash.

Rich Church:	And what part of that is unrestricted?

Thomas Cronan:	Let’s see, I don’t have my numbers in front of me today. I believe that we have about $29 million in restricted cash...

Rich Church:	Okay.

Thomas Cronan:	...so it would be about $40 million as unrestricted.

Rich Church:

Okay and then Kevin, could you talk about the break-even run rate? I think in the past you talked about $35 million as the target. Have you been working to lower that and where do you think it sits at this point?

Kevin DeNuccio:	Yeah, Rich. I think that it does sit at about 35 right now, and it’s heading lower both through a combination of continued expense work that we’ve been doing and that will start to show up in the future quarters, as well as we’re still anticipating some significant margin improvement based on the work we’ve done in manufacturing.

Rich Church:	Okay, but no major restructurings in the offering at this point. You think most of the hard work has already been done and...

Kevin DeNuccio:

I absolutely do. I think that the operational restructuring that the company has had to get through is behind us, and this financial restructuring really gives us a clean slate as a company that will give us a fair fight in the market.

Rich Church:

Okay and then with regard the NASDAQ delisting date, they set a date, they pushed it back to August 23rd. I’m just wondering given the recapitalization may not be completed until the end of September, I mean how do you get back into you know – or do they maybe give you another extension? What’s the plan there?

Kevin DeNuccio:	Yeah, we would anticipate that from that date they would give us another extension until the recapitalization is complete.

Rich Church:	Okay, all right.

Thomas Cronan:

We think Rich, we think that this restructuring represents a plan that should be adequate – although we can’t make any assurances – to NASDAQ, to continue to give us some runway to get this restructuring done.

Rich Church:	Okay, thanks a lot.

Kevin DeNuccio:	Thanks, Rich.

Operator:	Next we have George Notter with Deutsche Banc.

George Notter:

Thanks very much, guys. I – just a couple of questions regarding the deal. Can you describe the lockup at all that’s being placed upon the bondholders right now? I assume this is a lockup in regards to their ownership of the bonds as well as the equity they would prospectively receive in the company post the deal.

Thomas Cronan:

Yeah, so a lockup agreement – sort of an interesting term – if this was a merger this would be called an irrevocable proxy. What we’re doing in this agreement is we’re getting the bondholders who have signed up to agree to tender their notes consistent with the terms of the deal and to vote in accordance and take all the actions they need to do to complete the deal. That’s basically what this agreement is, which is locking them up to vote for the deal. From the standpoint of trading, once we have the material information out there, which we plan to disclose through this press release and other filings, they’d obviously will be free to trade, but they have to make sure that anyone who buys their notes also agrees to comply with the terms of this agreement that they signed, and therefore vote for the deal and tender their shares, so that’s basically what the agreement is.

George Notter:	Got it. And would there be any obligation to hold onto the stock post the transaction, or that’s completely a separate...

Thomas Cronan:	There is no obligation for them to hold onto the stock post the transaction.

George Notter:	Got it. Hey, and then inputs into valuing the warrants. I can figure out a lot of them through the press release, but are you guys talking about some of the volatility inputs into the warrants?

Thomas Cronan:	George, the reason we expressed the warrants the way we did is we don’t have a target capital structure yet. Once we agree with the bondholders exactly how many shares we’re going to have in the company on a going forward basis, we can then publish to everyone what the reverse split would have to be and what the new capital structure will be. And then by the time we’re done with that and by the time we file the documents with the SEC, we would hope to have a per share price for the warrants, so we would – depending on where we end up with capital structure we’ll say, “The warrants are going to be exercisable at x price for each of the warrants,” so people will have some certainty about exactly what the warrants are and what they’re worth.

George Notter:	Got it.

Thomas Cronan:	Okay?

George Notter:	Okay. Thanks very much.

Thomas Cronan:	Thanks.

Operator:	Our next question comes from Mike Tish with J.P. Turner.

Mike Tish:

Hey, guys. I have a couple questions. One question is after this deal is done, from what I understand there is going to be a reverse split on the common stock of the 5% that’s remaining to common shareholders, am I right?

Thomas Cronan:	That’s correct.

Mike Tish:

Okay and we don’t know what that’s going to be or we have no idea you know what line we’re going to do that as far as the percentage of it? Two for one, or x amount for one, or whatever it is. We don’t know what that is yet?

Thomas Cronan:

No, we don’t. We don’t know because we don’t know exactly how many shares we want to have in the company on a going forward basis yet, so we’re trying to determine that. We should know in the next couple weeks, Mike.

Mike Tish:	Okay. Do we know ballpark how many shares might be outstanding of the common stock after the deal goes through? Obviously...

Thomas Cronan:	No, I think you know we need to do all that math and then we can tell you exactly where we are, and we’ll let everyone know as soon as we know as we put out the full set of documents with the SEC.

Mike Tish:

So as we stand now – I mean basically we’re waiting for the next couple of weeks or so for you to come out with exactly the numbers for the bondholder dilution that we’re going to be going through and we need to find out...

Thomas Cronan:

Well, actually you can do the math, Mike. You can figure out based on the current structure and how many shares we have to issue, but all we’re talking about is – that obviously is going to be a lot of shares and we’re not going to do it that way. We’re going to do the reverse split so that we end up having a price that’s well above $1, but you can figure out the dilution from the 95/5.

Mike Tish:	Okay, by doing the reverse split and maintaining the price over $1 that still qualifies for NASDAQ listing?

Thomas Cronan:	That’s correct.

Mike Tish:	Okay. All right, guys, I appreciate it.

Thomas Cronan:	Thank you.

Kevin DeNuccio:	Thanks, Mike.

Operator:	Our next question comes from Ryan Goldman with Bank of America.

Ryan Goldman:	You answered my questions already. I appreciate it.

Kevin DeNuccio:	Okay, Ryan.

Thomas Cronan:	Okay, thanks.

Operator:	Next we have Michael Jung with SG Cowen.

Michael Jung:	Hi, are you going to hold a special shareholders meeting to get their approval?

Thomas Cronan:	Yes, we will.

Michael Jung:	Any date planned for that yet?

Thomas Cronan:	Well, as soon as we get SEC approval, we’ll send out notice with our record date immediately and send out notices to shareholders. We’re hoping to just complete it by the end of September.

Michael Jung:	Do you have any contingency plans if you don’t get 98% of the bondholders or the majority of the shareholders?

Thomas Cronan:

Yeah, with two-thirds of the noteholders having agreed to the deal we could go into a pre-packaged reorganization and have the deal happen that way. We’re hoping to get it done out of court and knowing that we can do it that way tends to help you get it done out of court because people understand that if they don’t vote for the deal or they don’t tender, then it’s going to happen anyway. So we can get this done one way or the other, so we absolutely know we can get the deal done.

Michael Jung:	All right, thanks.

Thomas Cronan:	Thanks.

Operator:	And we have a question from Hasan Imam from Thomas Weisel Partners.

Bobby Chunga:	This is actually Bobby Chunga for Hasan. How are you guys doing?

Kevin DeNuccio:	Hey, Bobby.

Thomas Cronan:	Good, Bobby. How are you?

Bobby Chunga:

Good. Just a question about the fundamentals of the business. Basically what are you seeing in terms of your competitive landscape in SMS and SmartEdge router? I was also asking – recently Juniper announced the contract with Verizon. It’s kind of like the piece of business that you guys were targeting for so could you give us some insights on that? Thanks.

Kevin DeNuccio:

Sure. I think the activity level – despite the Q2 revenue estimates that we just published last week – I think the activity level is definitely increasing at a pretty rapid rate globally and – in particular with both the scale that’s happening in some of these networks on a traditional SMS product line and the new service gateway products that have the SMS functionality incorporated into the router. We’ve seen a – definitely an increasing activity you know across the globe. I think that specifically in the Verizon situation we are still their primary if not exclusive provider in the DSL network today and they are testing the SmartEdge technology. Are you there, Bobby?

Bobby Chunga:	Thanks.

Thomas Cronan:	Okay, the time we have allotted for this is actually up, so I think we’re going to end the call at this time. Thank you, Roy.

Operator:	Thank you, Mr. Cronan. Thank you for participating in today’s teleconference. All participants may now disconnect. Thank you for participating.

END